                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  F O R M  6 - K

[X]   Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934

                                  GOLDCORP INC.
              ------------------------------------------------------
              (Exact name of registrant as specified in its charter)

                         COMMISSION FILE NUMBER 1-12970

        PROVINCE OF ONTARIO                             98770100
  ---------------------------------      ------------------------------------
    (State of other jurisdiction         (I.R.S. Employer Identification No.)
  of incorporation or organization)

                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                       Form 20 - F [   ]     Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT
OF 1934.

                                                     Yes [   ]      No [ X ]

                              FIRST QUARTER REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 1999

                   ___________________________________________
                   |                                          |
                   |                                          |
                   |                                          |
                   |             GOLDCORP INC.                |
                   |                                          |
                   |                                          |
                   |__________________________________________|


                GOLDCORP IS A NORTH AMERICAN BASED GOLD PRODUCER.
                  GOLDCORP'S SHARES ARE LISTED ON THE TORONTO,
                 NEW YORK AND MONTREAL STOCK EXCHANGES. ITS HEAD
                      OFFICE IS LOCATED IN TORONTO, CANADA.

-----------------------------------------------------------------------------

                                    MARKET FOR THE COMPANY'S
CORPORATE OFFICE:                   COMMON SHARES:

145 King Street West                The Toronto Stock Exchange and
Suite 2700                           Montreal Exchange (G.A & G.B)
Toronto, Ontario                    New York Stock Exchange (GG.A & GG)
Canada M5H 1J8                      Options traded on the Trans Canada Options
Telephone: (416) 865-0326
Facsimile: (416) 361-5741           Shares included in the TSE 200
General enquiries: (800) 813-1412    and 300 indices
(Canada and United States)


PRINCIPAL REGISTRAR AND             CO-REGISTRAR AND
TRANSFER AGENT:                     TRANSFER AGENT:

Montreal Trust Company of Canada    The Bank of New York
151 Front Street West               101 Barclay Street
Suite 800                           New York, New York 10286
Toronto, Ontario                    Telephone: (212) 815-2450
Canada M5J 2N1                      Facsimile: (212) 815-3201
Telephone: (416) 981-9500
Facsimile: (416) 981-9800
Enquiries regarding shares, lost
certificates, change of address
and other matters: (800) 663-9097.

GOLDCORP INC.
-----------------------------------------------------------------------------
                                                               Suite 2700
                                                          145 King Street West
                                                            Toronto, Ontario
                                                             Canada, M5H 1J8
                                                                Telephone
                                                             (416) 865-0326
                                                                Facsimile
                                                             (416) 361-5741

                                  NEWS RELEASE

Toronto, Canada
May 31, 1999

                           1999 FIRST QUARTER RESULTS
                           --------------------------

(ALL AMOUNTS IN THIS NEWS RELEASE ARE EXPRESSED IN UNITED STATES DOLLARS, UNLESS OTHERWISE INDICATED.)

OVERVIEW

GOLD

RED LAKE MINE

- Goldcorp issued 6,000,000 Class A shares and 3,000,000 Class A warrants for net consideration of C$56.8 million; the proceeds are being used for the development of the High Grade Zone
- Goldcorp announced the two principal contractors for the development project; Dynatec Corporation for the underground development and construction and Hatch Associates for the design of the processing plant; development of the High Grade Zone is underway
- new drilling in the hanging wall, aligned with past drill results, revealed two parallel quartz carbonate structures with visible gold; the location of these drill results, 1,200 feet above the High Grade Zone, opens new areas for exploration

WHARF MINE

-    cash production cost per ounce remains below $200 at $199 per ounce
-    gold production at 22,224 ounces
-    received regulatory approval on surface water discharge permit

INDUSTRIAL MINERALS

- strong sales performance at Havelock Lime during the first quarter; expected to remain strong for the remainder of the year
- oversupplied market for sodium sulphate continues to affect the performance of Saskatchewan Minerals

Goldcorp Inc. - 1999 First Quarter Results                             Page 2
-----------------------------------------------------------------------------


OTHER

- CSA Management Inc. exercised its Class B warrant to acquire 2,240,000 Class B shares at an exercise price of C$4.035 per share; proceeds to Goldcorp were C$9.0 million (US$6.0 million)


FINANCIAL RESULTS

                                                                      Three months ended
                                                                          March 31,
                                                                    1999              1998
                                                                  -------           -------
                                                           (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER
                                                                SHARE AND PER OUNCE AMOUNTS)
Revenues                                                          $  11.6           $  13.5
Earnings (loss) from operations                                       0.5              (0.2)
Earnings (loss)                                                       0.1              (0.9)
Earnings (loss) per share (fully diluted)                            --               (0.01)
Cash flow (deficiency) from operations                               (2.5)              0.1
Cash flow (deficiency) from operations per share
 (fully diluted)                                                    (0.04)             --
Gold sales (OUNCES)                                                23,000            27,000
Average realized gold price per ounce                                 287               290

LIQUIDITY AND CAPITAL RESOURCES

                                                                  As at          As at
                                                                March 31,     December 31,
                                                                  1999            1998
                                                                ---------     ------------
                                                               (IN MILLIONS OF U.S. DOLLARS)
Cash and short-term investments                                   $ 9.5           $ 9.3
Marketable securities
   -book value                                                     16.3            16.1
   -market value                                                    4.3             4.9
Working capital                                                    22.2            19.0

FINANCING OF THE RED LAKE MINE DEVELOPMENT

On May 13, 1999 Goldcorp completed a bought deal offering of Units by a syndicate of underwriters, co-led by TD Securities Inc. and Griffiths McBurney & Partners, together with RBC Dominion Securities Inc. Under the financing, Goldcorp issued 6,000,000 Units at a price of C$10.00 per Unit, for gross proceeds of C$60 million. Each Unit consists of one Class A subordinate voting share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire at C$20.00, one Class A share on or before May 13, 2009.

The net proceeds of C$56.8 million will be used for the development of the Red Lake Mine. This financing will cover approximately 70% of the C$81 million required to develop the project.

Goldcorp Inc. - 1999 First Quarter Results                             Page 3
-----------------------------------------------------------------------------

The previously announced negotiation of a US$60 million term loan with three Canadian chartered banks was terminated. Goldcorp is pursuing alternative forms of financing, which will likely be in the form of debt, for the remaining capital cost of the Red Lake Mine development project.

The transaction will be accounted for in the second quarter and will increase cash and shareholders' equity by the C$56.8 million net proceeds.


WHARF MINE

                                                                    Three months ended
                                                                         March 31,
                                                                   1999             1998
                                                                  ------           ------
   Tons of ore mined (000S)                                          979            1,116
   Tons of waste removed (000S)                                    1,965            2,291
   Ratio of waste to ore                                          2.01:1           2.05:1
   Tons of ore processed (000S)                                    1,062            1,018

   Average grade of gold processed (OUNCES PER TON)                0.030            0.032

   Gold production (OUNCES)                                       22,224           30,898
   Operating cost per ounce
       Cash production cost                                       $  199           $  194
       Royalties and severance taxes                                  18               19
       Non-cash costs                                                 17                8
                                                                  ------           ------
   Total operating cost                                           $  234           $  221
                                                                  ------           ------
                                                                  ------           ------

Gold production and cash costs are on target for 1999 with budget at 104,000 ounces at a cash production cost of $197 per ounce.

INDUSTRIAL MINERAL OPERATIONS - SASKATCHEWAN MINERALS AND HAVELOCK LIME

                                                                      Three months ended
                                                                           March 31,
                                                                       1999         1998
                                                                       ----         ----
                                                                (IN MILLIONS OF U.S. DOLLARS)
Revenues                                                               $5.0         $5.7
Operating profit                                                        1.2          1.7
Operating cash flow                                                     1.4          2.0

The decline in operating results was due to our sodium sulphate operations at Saskatchewan Minerals. Worldwide oversupply of sodium sulphate drove prices down in 1998 and these conditions have continued.

Goldcorp Inc. - 1999 First Quarter Results                             Page 4
-----------------------------------------------------------------------------

YEAR 2000 UPDATE

Progress on Goldcorp's Year 2000 activities is proceeding according to the plan as disclosed in the 1998 annual report. An inventory was prepared of all computing and communications hardware and software as well as all operations equipment in use at Goldcorp and all of its divisions. All key financial, human resources, purchasing and distribution systems, except for an inventory/purchasing system installed at one of the mines have been successfully tested for Year 2000 readiness. The remaining system is on target to be implemented by June 30, 1999. With respect to operations equipment, Goldcorp is not highly dependent on information technology. Implementation of affected equipment is expected to be completed by June 30, 1999. Goldcorp is currently in the process of developing contingency plans. These are also expected to be in place by June 30, 1999. Further monitoring and follow up with key suppliers and customers will continue throughout the year. Total project spending estimates remain in line with previous estimates of approximately $500,000.

The above disclosure is based on Goldcorp's current knowledge regarding the Year 2000 issue and is not intended to constitute a warranty or guarantee that all potential issues will be identified and fully addressed.
Uncertainties also remain with regard to Goldcorp's dependence on the systems of third parties.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States SECURITIES EXCHANGE ACT OF 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

Goldcorp Inc. - 1999 First Quarter Results                             Page 5
-----------------------------------------------------------------------------


FINANCIAL INFORMATION

Attached are the Consolidated Financial Statements of Goldcorp Inc. for the three months ended March 31, 1999.

For further information, please contact:

Rolando C. Francisco
President

(416) 865-0326

email: info@goldcorp.com
website: www.goldcorp.com

Stock Symbols:

TSE, ME ("G.A"; "G.B")
NYSE ("GG.A"; "GG")

Goldcorp Inc. - 1999 First Quarter Results                             Page 6
-----------------------------------------------------------------------------



GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                   As at         As at
                                                               March 31,   December 31,
                                                                    1999           1998
                                                               ---------   ------------
                                                               (UNAUDITED)
ASSETS

CURRENT ASSETS
    Cash and short-term investments                           $  9,538      $  9,348
    Gold bullion inventory                                         334           417
    Accounts receivable                                          6,454         5,497
    Marketable securities                                        4,265         4,899
    Inventories                                                  7,577         5,933
    Deferred income taxes                                        4,749         4,350
    Prepaid expenses                                               632           633
                                                              --------      --------
                                                                33,549        31,077

MINING INTERESTS, NET                                           84,706        80,660
DEPOSITS FOR RECLAMATION COSTS                                   2,571         2,069
OTHER ASSETS                                                       625           453
                                                              --------      --------
                                                              $121,451      $114,259
                                                              --------      --------
                                                              --------      --------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                   $10,268      $ 11,170
    Taxes payable                                                1,106           867
                                                              --------      --------
                                                                11,374        12,037
                                                              --------      --------
PROVISION FOR RECLAMATION COSTS
    AND OTHER LIABILITIES                                        5,995         5,991
                                                              --------      --------
DEFERRED INCOME TAXES                                           13,401        13,098
                                                              --------      --------
SHAREHOLDERS' EQUITY
    Capital stock                                               91,956        85,277
    Contributed surplus                                          5,472         5,472
    Cumulative translation adjustment                           (5,038)       (5,819)
    Deficit                                                     (1,709)       (1,797)
                                                              --------      --------
                                                                90,681        83,133
                                                              --------      --------
                                                              $121,451      $114,259
                                                              --------      --------
                                                              --------      --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1999 First Quarter Results                             Page 7
-----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                           Three months ended
                                                                                    March 31,
                                                                            1999         1998
                                                                         -------    ---------
Revenues
   Gold bullion                                                          $ 6,623      $ 7,853
   Industrial minerals                                                     5,001        5,654
                                                                         -------      -------
                                                                          11,624       13,507
                                                                         -------      -------
Expenses
   Operating                                                               9,459       12,087
   Corporate administration                                                  788          900
   Depreciation and depletion                                                738          654
   Exploration                                                               145           92
                                                                         -------      -------
                                                                          11,130       13,733
                                                                         -------      -------
Earnings (loss) from operations                                              494         (226)
                                                                         -------      -------
Other income (expense)
   Interest and other income                                                 526          926
   Loss on marketable securities                                                       (1,445)
   Provision for decline in value
     of marketable securities                                               (713)        (517)
                                                                         --------     -------
                                                                            (187)      (1,036)
                                                                         -------      -------
Earnings (loss) before taxes                                                 307       (1,262)
Income and mining taxes (recovery)                                           219         (366)
                                                                         -------      -------
Earnings (loss) for the period                                           $    88      $  (896)
                                                                         -------      -------
                                                                         -------      -------
Earnings (loss) per share
   Basic                                                                 $ --         $ (0.01)
                                                                         -------      -------
                                                                         -------      -------
   Fully diluted                                                         $ --         $ (0.01)
                                                                         -------      -------
                                                                         -------      -------
Weighted average number of shares
   outstanding (000's)
   Basic                                                                  70,019       68,718
                                                                         -------      -------
                                                                         -------      -------
   Fully diluted                                                          74,843       74,759
                                                                         -------      -------
                                                                         -------      -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1999 First Quarter Results                             Page 8
-----------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                            Three months ended
                                                                                     March 31,
                                                                              1999        1998
                                                                           -------   ---------
Cash provided by (used in)
Operating activities
   Earnings (loss) for the period                                          $    88     $  (896)
   Items not affecting cash
     Depreciation and depletion                                                738         654
     Loss on marketable securities,
       net of tax provision                                                                800
     Provision for decline in value
       of marketable securities                                                713         517
     Deferred taxes                                                           (237)        486
     Other                                                                    (602)       (530)
                                                                           -------     -------
                                                                               700       1,031
   Change in non-cash operating
     working capital                                                        (3,192)       (899)
                                                                           -------     -------
Net cash provided by (used in) operating activities                         (2,492)        132
                                                                           -------     -------
Investing activities
   Mining interests                                                         (3,703)     (4,572)
   Purchases of marketable securities                                                   (1,560)
   Proceeds from sale of marketable securities                                           1,452
   Decrease (increase) in deposits for reclamation costs                      (502)      2,255
   Other                                                                       171        --
                                                                           -------     -------
Net cash used in investing activities                                       (4,034)     (2,425)
                                                                           -------     -------
Financing activities
   Issue of capital stock, net                                               6,679          12
                                                                           -------     -------
Net cash provided by financing activities                                    6,679          12
                                                                           -------     -------
Effect of exchange rate changes on cash                                         37         (28)
                                                                           -------     -------
Increase (decrease) in cash and
   short-term investments                                                      190      (2,309)
Cash and short-term investments
   at beginning of period                                                    9,348      12,473
                                                                           -------     -------
Cash and short-term investments
   at end of period                                                        $ 9,538     $10,164
                                                                           -------     -------
                                                                           -------     -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

Goldcorp Inc. - 1999 First Quarter Results                             Page 9
-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

      The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 1998. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiaries.

      These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.    WARRANT ON CLASS B SHARES

      As part of a reorganization in 1994, CSA Management Inc. was granted a warrant expiring on March 31, 1999 to acquire up to 2,240,000 Class B shares of the Company at an exercise price of C$4.035 per Class B share. The warrant was exercised on March 26, 1999 for proceeds of C$9,038,400 (US$5,965,000).

3.    SUBSEQUENT EVENT

      On May 13, 1999, pursuant to an underwriting agreement, a syndicate of underwriters purchased 6,000,000 Units of the Company at a price of C$10.00 per Unit for net proceeds of C$56.8 million. Each Unit consists of one Class A subordinate voting share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to acquire one Class A subordinate voting share, at any time on or before May 13, 2009, at a price of C$20.00 per share. The Company terminated the previously announced negotiation of a US$60 million term loan with three Canadian chartered banks.

4.    COMPARATIVE FIGURES

      The Company has retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants relating to the presentation and disclosure of cash flow statements and certain comparative figures have been reclassified to conform to the current financial statement presentation.

                               SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GOLDCORP INC.

                                        By /s/ Floriana G. Cipollone
                                           Vice President, Finance
                                           (Duly Authorized Officer)

Date:  May 31, 1999